Columbia Funds Variable Insurance Trust I -
Annual N-SAR report for the period ending 12/31/10

Columbia High Yield Fund, Variable Series
Columbia Marsico 21st Century Fund, Variable Series
Columbia Marsico Focused Equities Fund, Variable Series
Columbia Marsico Growth Fund, Variable Series
Columbia Marsico International Opportunities Fund, Variable Series Columbia Mid Cap Growth Fund, Variable Series
(the "Funds")


Item 77B - Accountant's report on internal control

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of Columbia Funds Variable
Insurance Trust I:

In planning and performing our audits of the financial statements of the Columbia Marsico International Opportunities Fund, Variable Series; Columbia Marsico Focused Equities Fund, Variable Series; Columbia Marsico 21st Century Fund, Variable Series; Columbia Marsico Growth Fund, Variable Series; ColumbiaMid Cap Growth Fund, Variable Series; and Columbia High Yield Fund, Variable Series (each fund a series of Columbia Funds Variable Insurance Trust I and hereafter referred to as the "Funds") as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Funds' internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Funds' internal control over financial reporting.

The management of the Funds is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A fund's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and trustees of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Funds' annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Funds' internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control over financial reporting that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Funds' internal control over financial reporting and its operation, including controls over safeguarding securities that we consider to be material weaknesses as defined above as of December 31, 2010.






This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP

Boston, Massachusetts
February 18, 2011




Item 77D/77Q1(b) Policies with Respect to Securities Investments

On October 19, 2010, a Form Type 497, Accession No. 0001193125-10-231564,
supplement to the prospectuses with respect to Columbia High Yield Fund, Variable Series, a series of Columbia Funds Variable Insurance Trust I, was filed with the SEC.

The supplement to the prospectuses disclosed the termination of the Fund's sub-advisor, the assumption by Columbia Management Investment Advisers, LLC of the advisory role for the Columbia High Yield Fund, Variable Series' assets, and certain changes to the principal investment strategies, as outlined below:

The section of the Fund's prospectus entitled "Principal Investment Strategies" was replaced in its entirety with the following, effective at the open of business on October 27, 2010:

Under normal circumstances, the Fund invests at least 80% of its net assets in domestic and foreign corporate below investment grade debt securities. These securities generally will be, at the time of purchase, rated "BB" or below by Standard & Poor's Corporation or Fitch, Inc., rated "Ba" or below by Moody's Investors Service, Inc., or unrated but determined by Columbia Management Investment Advisers, LLC, the Fund's investment adviser
(the Advisor), to be of comparable quality. The Fund invests primarily in domestic corporate below investment grade securities (including private placements),U.S. dollar-denominated foreign corporate below investment grade securities(including private placements), zero-coupon bonds and U.S. Governmentobligations. The Fund may invest up to 20% of its net assets in equitysecurities that may include convertible securities. The Fund is not managedto a specific duration.

In pursuit of the Fund's objective the Advisor chooses investments by:

*	Analyzing factors such as credit quality, cash flow and price to select the most attractive securities within each sector (for example, identifying securities that have the opportunity to appreciate in value or provide income or both, based on expectations of changes in interest rates, credit quality or duration).

*	Seeking broad diversification by allocating investments among various sectors, based on the Advisor's assessment of their economic outlook.

The debt securities in which the Fund invests include bank loans. In selecting bank loans for investment, the Advisor's process includes a review of the legal documentation supporting the loan, including an analysis of the covenants and the rights and remedies of the lender.

In evaluating whether and when to sell a security, the Advisor considers, among other factors, whether:

*	The issuer or the security continues to meet the standards described above.

*	A sector or industry is experiencing change.

*	Changes in interest rate or economic outlook.

*	A more attractive opportunity has been identified.

Because the Fund emphasizes high-yield investments, analysis of credit risk is more important in selecting investments than either maturity or duration. Whilematurity and duration are both closely monitored, neither is a primary factorin the decision making process.

The Fund may invest in derivatives, including futures, forwards, options, swap contracts and other derivative instruments. The Fund may invest in derivatives for both hedging and non-hedging purposes, including, for example, to seek to enhance returns or as a substitute for a position in an underlying asset.


Item 77E - Legal Proceedings:

Information Regarding Pending and Settled Legal
Proceedings

In June 2004, an action captioned John E.
Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc. was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several American Express Company (now known as legacy RiverSource) mutual funds and they purport to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States
District Court for the District of Minnesota (the District Court). In response to defendants' motion to dismiss the complaint, the District Court dismissed one of plaintiffs' four claims and granted plaintiffs limited discovery.
Defendants moved for summary judgment in April 2007.
Summary judgment was granted in the defendants' favor on July 9, 2007. The plaintiffs filed a notice of appeal with the Eighth Circuit Court of Appeals (the Eighth Circuit) on August 8, 2007. On April 8, 2009, the Eighth Circuit reversed summary judgment and remanded to the District
Court for further proceedings. On August 6, 2009, defendants filed a writ of certiorari with the U.S. Supreme
Court (the Supreme Court), asking the Supreme Court to stay the District Court proceedings while the Supreme
Court considers and rules in a case captioned Jones v.
Harris Associates, which involves issues of law similar to those presented in the Gallus case. On March 30, 2010, the Supreme Court issued its ruling in Jones v. Harris Associates, and on April 5, 2010, the Supreme Court vacated the Eighth Circuit's decision in the Gallus case and remanded the case to the Eighth Circuit for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. On June 4, 2010, the Eighth
Circuit remanded the Gallus case to the District Court for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. On December 9, 2010, the
District Court reinstated its July 9, 2007 summary judgment order in favor of the defendants. On January 10, 2011, plaintiffs filed a notice of appeal with the Eighth Circuit.

In December 2005, without admitting or denying the allegations, American Express Financial Corporation (AEFC, which is now known as Ameriprise Financial, Inc.
(Ameriprise Financial)), entered into settlement agreements with the Securities and Exchange Commission (SEC) and Minnesota Department of Commerce (MDOC) related to market timing activities. As a result, AEFC was censured and ordered to cease and desist from committing or causing any violations of certain provisions of the Investment
Advisers Act of 1940, the Investment Company Act of 1940, and various Minnesota laws. AEFC agreed to pay disgorgement of $10 million and civil money penalties of $7 million.
AEFC also agreed to retain an independent distribution consultant to assist in developing a plan for distribution of all disgorgement and civil penalties ordered by the SEC in accordance with various undertakings detailed at http://www.sec.gov/litigation/admin/ia-2451.pdf.
Ameriprise Financial and its affiliates have cooperated with the SEC and the MDOC in these legal proceedings, and have made regular reports to the funds' Boards of Directors/Trustees.

Ameriprise Financial and certain of its affiliates have historically been involved in a number of legal, arbitration and regulatory proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of their business activities. Ameriprise Financial believes that the Funds are not currently the subject of, and that neither
Ameriprise Financial nor any of its affiliates are the subject of, any pending legal, arbitration or regulatory proceedings that are likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds.
Ameriprise Financial is required to make 10-Q, 10-K and, as necessary, 8-K filings with the Securities and Exchange Commission on legal and regulatory matters that relate to Ameriprise Financial and its affiliates. Copies of these filings may be obtained by accessing the SEC website at www.sec.gov.

There can be no assurance that these matters, or the adverse publicity associated with them, will not result in increased fund redemptions, reduced sale of fund shares or other adverse consequences to the Funds. Further, although we believe proceedings are not likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds, these proceedings are subject to uncertainties and, as such, we are unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the consolidated financial condition or results of operations of Ameriprise Financial.